Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: December 22, 2020

In connection with MDC Partners Inc.’s (“MDC”) proposed business combination with Stagwell Media LP, the following communication was made by MDC to certain of its employees on December 21, 2020.

From: Mark Penn

To: BLT Group

Subject: Today’s Exciting News

Dear colleagues,

I’m very pleased to share with you that just minutes ago, MDC Partners announced the formation of a new and transformative marketing company to unleash the power of Talent + Technology around the world.

This afternoon, we entered into an agreement to combine MDC Partners and The Stagwell Group, uniting the award-winning creative talent of our network with the advanced technology platform of Stagwell. The complementary combination brings with it an expansion of digital services, an enhanced global engineering footprint, and deepened expertise in public affairs, creating a marketing services company built with precisely the right best-in-class capabilities for the diverse needs of modern marketers.

You can find the video we have put together and shared with you last week here. You can also find the full press release here and attached, and I invite you to listen in to our public conference call on the topic tomorrow morning at 8:30 a.m. ET (details here).

With this combination, we are bringing true scaled Creative Performance to the marketplace.

In recent years, our industry has sought reinvention through the consolidation of struggling agency brands, by eliminating services, and generally "rearranging the deck chairs." But while the industry was busy making agencies more "buyable," it failed to do much to make itself more "valuable" for clients.

We're doing things differently.

We understand that consolidation has never led to better outcomes for talent or clients. Collaboration, on the other hand, engenders precisely the creativity, effectiveness, value, and innovation that clients deserve and that our talent thrives in.

Today is a day to celebrate, but it's only the start of what is to come.

I invite you all to join me at 9:30 a.m. ET tomorrow for a quick call to discuss the announcement. Additionally, we have attached the press release, Key Messages, answers to questions you may have as leaders, as well as an Employee Q&A and Client Q&A for your reference.

As always, should you receive any press inquiries on this topic, please contact Alex at adelanghe@mdc-partners.com.

I look forward to speaking tomorrow,

Mark Penn

GENERAL KEY MESSAGES

News:

Today we announced that we are creating the transformative marketing services company today’s marketplace demands.

By uniting the award-winning talent of MDC with the advanced technology platform of Stagwell, we are unleashing the power of Talent + Technology around the world.

With this combination, we are bringing true scaled Creative Performance to the marketplace.

Timeline: We expect the transaction to close within the first half of calendar year 2021.

Context:

In recent years, our industry has sought reinvention through consolidating struggling agency brands, eliminating services, and generally “rearranging the deck chairs.” But while the industry was busy making agencies more “buyable,” it failed to do much to make itself more “valuable.”

Meanwhile, consultants, despite their relationships, failed to bring either the deep expertise or the creativity that modern business and marketing challenges require.

The Individual Company Background:

The Stagwell Group is a digital-first, technology enabled marketing consultancy working at the crossroads of the art and science of creativity. Stagwell is home to innovative data and research specialists, and industry leading digital and technology companies.

MDC Partners is one of the most influential marketing and communications networks in the world, home to many of the world’s most renowned creative networks and celebrated creative talent: best-in-class specialist partners across advertising, public relations, branding, digital transformation, social and event marketing.

The Combined Company:

The complementary combination brings with it an expansion of digital services, an enhanced global engineering footprint, and deepened expertise in public affairs, creating a marketing services company built with precisely the right best-in-class capabilities for the diverse needs of modern marketers:

1.	Second-to-None Creativity & Communications
2.	Precision Media & Data Capabilities
3.	Rigorous Consumer Insights & Strategy
4.	Results-driven Technology & Digital Transformation

GENERAL KEY MESSAGES

Key Advantages of the Combination:

1.	Revenue growth: complementary creative and technology services targeting 5%+ annual organic growth, driven by 10-15% digital marketing growth and complementary capabilities, and 9%+ total annual revenue growth including new products and acquisitions.

2.	Media Scale: Media and data operation managing $4.4 billion in media spend, bringing added scale and sophistication.

3.	New revenue streams: from expanded digital and technology products adding up to $75 million in growth over time.

4.	Cost synergies: Integrated services drive ~$30 million in cost synergies, allowing for investment in the areas of greatest impact.

5.	Improved balanced sheet: Enhanced capital structure, decreasing net leverage ratio from 4.2x to 3.4x, after giving full effect to run-rate operational synergies.

6.	Cash generation: Over $200 million of pro forma cash generation in 2021.

7.	Leadership team: Team with experience in value creation in marketing services.

8.	Global Footprint: Enhanced global scale, with 8,600 employees across 23 countries.

9.	Digital revenue: More than triples high-growth digital offerings, with 32% of business in digital services.

Unique Position in the Market:

•	We’ve identified an opportunity to reinvent the business using the strengths and synergies of two complementary, best-in-class entities, combining the creative and technology solutions that marketers deserve.

•	We understand consolidation has never led to better outcomes for clients. Collaboration, on the other hand, leads to precisely the creativity, effectiveness, value and innovation that clients deserve and that our talent excels in.

•	With this as the foundation of a new model, we’re able to capitalize on the proven strengths of each organization, add investment and development to our capabilities and our talent, and build an offering that can leapfrog what it will take the traditional holding companies and consultancies years to build.

Growth:

•	We have a plan to grow to $3 billion in revenue in 2025, including acquisitions, organic growth and new products.

Commitment to Investment:

Ours is an investment in our talent and our clients’ future, and a commitment to doubling-down on that investment as we grow.

Leadership Q&A

Why are we pursuing this combination?

To create the transformative marketing services company today’s marketplace demands. By uniting the award-winning talent of MDC with the advanced technology platform of Stagwell, we are finally unleashing the power of Talent + Technology around the world.

In recent years, our industry has sought reinvention through consolidating struggling agency brands, eliminating services, and generally “rearranging the deck chairs.” But while the industry was busy making agencies more “buyable,” it failed to do much to make itself more “valuable.” Meanwhile, consultants, despite their relationships, failed to bring either the deep expertise or the creativity that modern business and marketing challenges require.

MDC Partners houses many of the world’s most renowned creative networks and celebrated creative talent. Stagwell is home to innovative data and research specialists, and industry leading digital and technology companies.

The combined company will unite the collaborative, best-in-class solutions modern marketers need to thrive, from Second-to-None Creativity & Communications, to Precision Media & Data Capabilities, Rigorous Consumer Insights & Strategy and Results-driven Technology & Digital Transformation.

How does this impact MDC’s 2021 growth strategy?

We intend to provide clients with the most progressive solutions to drive their businesses forward.

We have a plan to grow to $3 billion in revenue in 2025, and our roadmap includes new products, organic growth and acquisitions of like-minded, modern businesses that share our values and ambition.

That will include adding complementary and enhanced capabilities as we identify needs and opportunities, in service of our promise to deliver the best-in-class solutions modern marketers need.

In fact, we hope that you will consider both types of growth as you build your plans for the coming years, and work alongside us to build out capabilities through acquisition and partnership, both domestically and on a global scale.

What can I tell clients?

That we are creating the transformative marketing services company today’s marketplace demands by unleashing the power of Talent + Technology.

We are pursuing this combination because we believe that the marketing world requires a new model and that our clients demand and deserve the most integrated thinking and solutions to thrive in today’s environment.

Leadership Q&A

They will continue to receive exactly the attention and services they know and love, but as a network, we are applying more integrated thinking, as well as added resources, investments, training and cutting-edge technology services to their business.

(See separate Client Q&A)

What can I tell my agency employees?

That we’ve identified an opportunity to reinvent the business using the strengths and synergies of two complementary, best-in-class entities, combining the creative and technology solutions that marketers deserve.

With this as the foundation of a new model, we’re able to capitalize on the proven strengths of each organization, add investment and development to our offerings and our talent, and build an offering that can leapfrog what it would take the traditional holding companies and consultancies years to build.

This is an investment in our talent and our clients’ future, and a commitment to doubling down on that investment as we grow.

We have a plan to grow to $3 billion in revenue in 2025, including acquisitions, organic growth, and new products. This translates into a brighter future and opportunity for our amazing talent across the network.

(See separate Employee Q&A)

Where will the focus lie in terms of efficiencies?

The expected efficiencies are predominantly from opportunities in outside costs (procurement opportunities) and select operational redundancies as a result of the combination. The aim of any streamlining is to focus on investing in the areas of greatest impact: our talent, our capabilities, and new, incremental resources that drive value for clients.

Our goal is to use the value created from the combination to reinvest in the essential technology and talent that brands need today while optimizing our own operations to drive client efficiency.

Fundamentally, this combination is one of complementary businesses – it is a reflection of our commitment to collaboration, not consolidation, as the solution to better serving our clients.

Leadership Q&A

What bearing does the combination have on the integrated networks?

We believe that the Stagwell firms fit very strategically and naturally into the network structure established at MDC over the past year.

Network Talent Q&A

Who is The Stagwell Group?

The Stagwell Group is a digital-first, technology enabled marketing consultancy working at the crossroads of the art and science of creativity. Stagwell is home to innovative data and research specialists, and industry leading digital and technology companies.

How can I learn more?

To learn more about The Stagwell Group, visit their website here.

How do I refer to the combined entity?

While we have reached a signed agreement, the transaction has not yet closed. If and when that happens, we will share more information.

How will this impact me and my agency?

Your clients should continue to receive exactly the attention and services from you that they know and love, but as a network, we are applying more integrated thinking, as well as added resources, investments, training and cutting-edge technology services to their business.

More on the opportunities that creates for you, your agency and your clients will be forthcoming when the transaction closes, but in the meantime, you can read more on the Hive here.

Will there be more acquisitions?

Likely, yes - we intend to provide clients with the most progressive solutions to drive their businesses forward.

That will likely include adding complementary and enhanced capabilities as we identify needs and opportunities, in service of our promise to deliver the best-in-class solutions modern marketers need.

We have a plan to grow to $3 billion in revenue in 2025, and our roadmap includes new products, organic growth and acquisitions of like-minded, modern businesses that share our values and ambition.

Will there be any office closures/relocations/consolidations as a result of this transaction?

While we have reached a signed agreement, the transaction has not yet closed. If and when that happens, we will share more information about our plans, but we view this business combination as one of complementary businesses – not an effort to consolidate, like many of our competitors. This is an opportunity to amplify the unique skill sets, capabilities, and talent profiles of each constituent company to drive broader growth and opportunity across the global network.

Network Talent Q&A

What benefit does this have for agency employees?

Together, we are a global collective of entrepreneurial specialist agencies with diverse cultures, values, and capabilities, all sharing the reputations and leadership that attracts top talent.

Together we will form one of the top ten integrated global marketing services companies. Employees and our clients will benefit from MDC’s leading specialist creative capabilities bolstered by best-in-class research, data analytics, and consumer insights services from within Stagwell’s portfolio.

Our improved scale means enhanced opportunities for borderless collaboration with a talent pool over 8,600 employees strong, career and skill development, and leadership.

What can I tell clients?

That we are creating the transformative marketing services company today’s marketplace demands by unleashing the power of Talent + Technology.

We are pursuing this combination because we believe that the marketing world requires a new model and that our clients demand and deserve the most integrated thinking and solutions to thrive in today’s environment.

They will continue to receive exactly the attention and services they know and love, but as a network, we are applying more integrated thinking, as well as added resources, investments, training, and cutting-edge technology services to their business.

(See separate Client Q&A)

I’ve been contacted by a member of the press about this announcement. What should I do?

If a member of the press reaches out to you about the transaction, please refer them to MDC Partners’ Chief Communication Officer Alex Delanghe via pr@mdc-partners.com.

My agency sits within one of the integrated MDC networks. How does this impact that model?

We believe that the Stagwell firms fit very strategically and naturally into the network structure established at MDC over the past year.

Client Q&As

Why are the companies pursuing a combination?

In recent years, our industry has sought reinvention through consolidating struggling agency brands, eliminating services, and generally “rearranging the deck chairs.” But while the industry was busy making agencies more “buyable,” it failed to do much to make itself more “valuable.”  Meanwhile, consultants, despite their relationships, failed to bring either the deep expertise or the creativity that modern business and marketing challenges require.

We’re doing things differently.  We are creating the transformative marketing services company today’s marketplace demands, finally unleashing the power of Talent + Technology around the world.

MDC Partners houses many of the world’s most renowned creative networks and celebrated creative talent. Stagwell is home to innovative data and research and communications specialists, and industry leading digital and technology companies.

The combined company will unite the collaborative, best-in-class solutions modern marketers need to thrive, from Second-to-None Creativity & Communications, to Precision Media & Data Capabilities, Rigorous Consumer Insights & Strategy, and Results-driven Technology & Digital Transformation.

What are the benefits to clients?

We are announcing the arrival of a new proposition to the marketing industry – a company strategically built and uniquely organized to unleash the power of Talent + Technology to scale Creative Performance.

By entering into an agreement to combine MDC Partners and The Stagwell Group, we are uniting the celebrated talent of MDC with the innovative, technology-forward capabilities of Stagwell to create a marketing services company built for today and tomorrow. We are introducing something new: a formidable partner equipped with modern capabilities, sized for speed, and laser-focused on building brands.

At the core, these capabilities are built around:

1.	Second-to-None Creativity & Communications
2.	Precision Media & Data Capabilities
3.	Rigorous Consumer Insights & Strategy
4.	Results-driven Technology & Digital Transformation

Built around these four pillars, this highly complementary combination is the right mix of world-class, award-winning talent, creativity, and data and technology platforms to get the right ad to the right person at just the right time.

The fuel that will drive this new company is collaboration. Both MDC and Stagwell were formed with a similar philosophy: bringing best-in-class, entrepreneurial expertise in specialist areas to bear on client challenges. What makes this a perfect fit is the complementary nature of our offerings, and the knowledge based on two years of collaboration that we share the same values and ambition.

Client Q&As

Our talent, empowered by technology, will collectively deliver to our clients precisely what they need to grow: creativity, effectiveness, and innovation.  Scaling Creative Performance is how we will scale our client’s business outcomes.

We will underpin these promises with investment.  By doubling down on world-class talent, enhancing our global footprint, expanding into new areas of technology, and driving collaboration, we are simultaneously investing in our clients’ future and in our own transformation.

For clients, this means real integration of the services that they need to thrive, and a real transformation of the way marketing services have been delivered.

Does this change our existing relationships or work with current agency partners?

No. We are committed to making this a smooth transition for our clients. There should be no substantive changes to the current account management or commercial relationships.

Are there any client conflicts or clients we will have to resign as a result of the combination?

No, we do not anticipate resigning any clients. Our agencies will continue, as always, to manage conflicts at the agency level as appropriate to their valued relationships.

Will you be retiring brands or merging agencies within the network?

This combination is about expansion and growth, not about brand consolidation, as others have done. We are uniting the talent and technology every modern marketer needs in today’s competitive landscape, and through this combination, we will have the ability to invest in the people, products and services needed to drive business results.  While partnerships may emerge over time as client needs evolve, brand consolidation is not currently in our plans.

Where will you find $30 million in efficiencies?

The expected efficiencies created are predominantly from opportunities in third party costs and select operational redundancies as a result of the combination. Our goal is to use the value created from the combination to reinvest in the essential talent and technology that drive value for clients while optimizing our own operations to drive client efficiency.

How do I find out how this benefits me, specifically?  Who do I speak with?

We’re excited to talk to you about our bold vision. Any of your agency partners would be pleased to speak further, or you are invited to please reach out to info@stagwellandmdc.com and we are happy to discuss in more detail.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the proposed business combination with subsidiaries of Stagwell (the “Proposed Transaction”); the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”) the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy/Prospectus, and under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2019 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the three-months ended March 31, 2020 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the six-months ended June 30, 2020 under Item 1A and in MDC’s Quarterly Report on Form 10-Q for the nine-months ended September 30, 2020. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;
•	adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;
•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;
•	the impact of uncertainty associated with the Proposed Transaction on MDC’s and Stagwell’s respective businesses;
•	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;
•	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and
•	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC will file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of MDC (the “Proxy Statement” and, together with the Form S-4, the “Proxy Statement/Prospectus”). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus, when available, and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus when filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting will be included in the Proxy Statement/Prospectus to be filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.